JOINT FILING AGREEMENT

As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), the undersigned (each a "Filing Person"), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any equity security of a class of ProShares Merger ETF, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

IN WITNESSS WHEROF, the undersigned have set their hands this 29th day of April 2026.

EXENCIAL WEALTH ADVISORS, LLC
By:_____/s/ Alex Berney_____
Name:__Alex Berney_____
Title:___Chief Operations Officer and Chief Compliance Officer

BURNS WEALTH MANAGEMENT, INC.
By:_____/s/ John Burns_____
Name:__John Burns_____
Title:___Shareholder_____

ITEM 7 – EXHIBIT

Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity/Individual	Item 3 Classification
Exencial Wealth Advisors, LLC	IA
Burns Wealth Management, Inc.	HC

The relationship of the joint filers are as follows:

Burns Wealth Management, Inc, a holding company, is the majority owner of Exencial Wealth Advisors, LLC.

The ownership breakdown of the equity shares of ProShares Merger ETF is as follows:

Exencial Wealth Advisors, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. As of 03/31/2026, the securities reported in this Schedule 13G were held in the discretionary accounts of various clients of Exencial Wealth Advisors, LLC. No one account owns 5% or more of the shares.